QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

17872 Cartwright Road

Irvine, CA 92614

April 4, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quantum Fuel Systems Technologies Worldwide, Inc. (the “Company”)
Form S-1, File No. 333-172630

Dear Examiner:

Pursuant to Rule 461 under the Securities Act of 1933, Quantum Fuel Systems Technologies Worldwide, Inc. (the “Company”) hereby requests that the effective time of the above-referenced Registration Statement of the Company be accelerated to 5:00 p.m. Eastern time on April 6, 2011, or as soon as possible thereafter.

For purposes of Rule 461, there is no underwriter. The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Quantum Fuel Systems Technologies Worldwide, Inc.

/s/ W. Brian Olson
W. Brian Olson
Chief Financial Officer
(949) 399-4500

cc: Patrick J. Haddad, Esq.